EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
YEARS ENDED DECEMBER 31,
(Unaudited)
(Dollars in Millions)

	2007	2006	2005

Profit	$494	$473	$364

Add:
Provision for income taxes	234	215	173

Deduct:
Partnership income	(7)	(4)	(6)

Profit before income taxes and partnership income	$721	$684	$531

Fixed charges:
Interest expense	$1,132	$1,029	$783
Rentals at computed interest*	5	6	5

Total fixed charges	$1,137	$1,035	$788

Profit before income taxes plus fixed charges	$1,858	$1,719	$1,319

Ratio of profit before income taxes plus fixed charges to fixed charges	1.63	1.66	1.67

                      *Those portions of rent expense that are representative of interest cost.